Tri Nguyen 713.220.3704 Phone 713.238.7316 Fax tringuyen@akllp.com
May 22, 2006
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street NE, Mail Stop 7010
Washington, D.C. 20549-7010
Attention: Melissa Campbell Duru

Re:	Clarification to Ensource Energy Income Fund LP
Registration Statement on
Form S-4
File No. 333-126068
Dear Ms. Duru:
     This letter clarifies Ensource Energy Income Fund LP’s (the “Partnership”) intention in regards to its recent filing of Amendment No. 6 dated May 15, 2006 (“Amendment No. 6”) to the Partnership’s Registration Statement on Form S-4 (File No. 333-126068) (the “Registration Statement”). As you are aware, the Partnership’s Registration Statement was originally declared effective subsequent to the filing of Amendment No. 5 (“Amendment No. 5”) in late November 2005.
     It was the Partnership’s intention to procedurally file a Post Effective Amendment No. 1 to the Registration Statement, not to file Amendment No. 6, although the content of both filings will be identical. The substantive change effected in the post-effective amendment is to modify the offer to include a cash tender offer for up to 2,950,001 depositary units, as well as the exchange offer of Partnership common units for any and all depositary units. In addition, the filing also describes the new organizational structure of the general partner of the Partnership and certain new investors’ relationships with the Partnership’s general partner. Because the substance and structure of the exchange offer contemplated in the post-effective amendment required such heavy revisions to Amendment No. 5 ( to add the cash consideration component, reflect the new general partner structure and the source of the cash for the cash consideration component and to update disclosure contained therein), the Partnership decided to make such changes itself prior to forwarding it to the financial printer to prepare for filing with the Securities and Exchange Commission. As a result of making the revisions instead of allowing the financial printer to do so, when it sent the document to the printer to be Edgarized the Partnership inadvertently included the wrong cover page indicating that the filing is an

Ms. Melissa Campbell Duru
Securities and Exchange Commission
May 22, 2006

     “Amendment No. 6” to the Registration Statement; in fact the Partnership meant to include the cover page identifying the filing as “Post Effective Amendment No. 1.”
     In order to remove the confusion caused by filing Amendment No. 6, the Partnership proposes to file an amendment withdrawal to request a withdrawal of Amendment No. 6 and revise the facing page of the Edgar document to indicate that it is a Post Effective Amendment No. 1 to the Registration Statement and then re-filing with the Commission the entirety of the Post Effective Amendment No. 1. Either Tri Nguyen or Michael O’Leary will contact you to discuss these proposed actions.
     If you have any questions or comments in the meantime, please call Tri Nguyen at 713.220.3704 or G. Michael O’Leary at 713.220.4360.

Very truly yours,
/s/ Tri Nguyen
Tri Nguyen